UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Summit Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

866142102

(CUSIP Number)

Andrew Singer

12680 High Bluff Drive

Suite 400

San Diego, California 92130

858-703-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866142102		13D

1	Names of Reporting Persons Energy Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,520,408

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,520,408

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,520,408

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.3%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102		13D

1	Names of Reporting Persons SMLP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,827

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,827

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,827

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102		13D

1	Names of Reporting Persons Summit Midstream Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,604,581

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,604,581

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,604,581

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 42.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102		13D

1	Names of Reporting Persons Summit Midstream Partners Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,604,581

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,604,581

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,604,581

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 42.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 866142102	13D

Preliminary Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and restates in its entirety the Schedule 13D originally filed with the United States Securities and Exchange Commission by Energy Capital Partners II, LLC and Summit and SMLP Holdings, LLC on February 1, 2016 (the “Schedule 13D”).

Item 1.                            Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to Common Units of Summit Midstream Partners, LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at Hughes Landing Blvd, Suite 500, The Woodlands, TX 77380.

Item 2.                            Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)             Energy Capital Partners II, LLC (“ECP”);

2)             Energy Capital Partners GP II, LP (“ECP GP”);

3)             Energy Capital Partners II, LP (“ECP II”);

4)             Energy Capital Partners II-A, LP (“ECP II-A”);

5)             Energy Capital Partners II-B IP, LP (“ECP II-B”);

6)             Energy Capital Partners II-C (Summit IP), LP (“ECP II-C”);

7)             Energy Capital Partners II (Summit Co-Invest), LP (“ECP Summit Co-Invest” and together with ECP II, ECP II-A, ECP II-B and ECP II-C, the “ECP Funds”)

8)             SMLP Holdings, LLC (“SMLP”);

9)             Summit Midstream Partners, LLC (“Summit”); and

10)      Summit Midstream Partners Holdings, LLC (“SMPH”).

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of ECP, ECP GP, the ECP Funds and SMLP is 51 John F. Kennedy Parkway, Suite 200, Short Hills, New Jersey 07078. The business address of Summit and SMPH is 1790 Hughes Landing Boulevard, Suite 500, Woodlands, Texas 77380. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ECP, SMLP, Summit and SMPH (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final

CUSIP No. 866142102	13D

order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

In connection with the closing of the Issuer’s initial public offering and pursuant to a Contribution, Conveyance and Assumption Agreement dated as of October 3, 2012, Summit conveyed certain assets to the Issuer in exchange for (i) 10,029,850 Common Units, (ii) 24,409,850 Subordinated Units, (iii) the right to receive $88.0 million in cash as reimbursement for certain capital expenditures made with respect to the contributed assets, (iv) the continuation of its two percent general partner interest in the Issuer and (v) all of the incentive distribution rights in the Issuer. Summit subsequently conveyed the 10,029,850 Common Units and 24,409,850 Subordinated Units to SMPH.

Pursuant to a Contribution Agreement, on June 4, 2013, the Issuer issued to SMPH and SMPH acquired, 1,553,849 Common Units as partial consideration for SMPH’s contribution of all of the issued and outstanding membership interests of Bison Midstream, LLC to the Issuer.

On December 14, 2015 and December 15, 2015, Summit purchased Common Units in a series of open market purchases. The purchase of the Common Units was funded using cash contributed to Summit by the ECP Funds. Between December 30, 2015 and June 30, 2016, SMLP purchased Common Units in a series of open market purchases pursuant to a 10b5-1 plan entered into on December 11, 2015. The purchase of the Common Units was funded using cash contributed to SMLP by the ECP Funds, other than ECP Summit Co-Invest.

Pursuant to the Equity Restructuring Agreement, dated as of February 25, 2019, between the Issuer, Summit Midstream GP, LLC (“Summit GP”) and SMPH, on March 22, 2019, the incentive distribution rights (“IDRs”) and the approximately 2% general partner interest in the Issuer held by Summit GP were converted into (i) 8,750,000 newly issued common units of the Issuer and (ii) a non-economic general partner interest in the Issuer (together, the “Equity Restructuring”). Immediately following the issuance of the 8,750,000 common units, the Summit GP distributed the units to SMPH, its sole member.

Item 4.           Purpose of Transaction.

Amended and Restated Partnership Agreement

On March 22, 2019, in connection with the closing of the Equity Restructuring, the Issuer executed and delivered the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Third A&R Partnership Agreement”). Among other things, the Third A&R Partnership Agreement provides for the (i) cancellation of the IDRs (ii) conversion of Summit GP’s approximate 2% general partner interest in the Issuer into a non-economic general partner interest and (iii) the elimination of certain legacy provisions that no longer apply, including provisions related to the IDRs and the economic general partner interest.

CUSIP No. 866142102	13D

The foregoing description of the Third A&R Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designee to the board of directors of the Issuer (the “Board”) may engage in discussions with management, the Board, and unitholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Item 5.         Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 73,462,254 Common Units outstanding at February 13, 2019 and gives effect to the Equity Restructuring issuance of 8,750,000 Common Units, as described above.

CUSIP No. 866142102	13D

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Energy Capital Partners II, LLC	40,520,408	49.3%	0	40,520,408	0	40,520,408
Energy Capital Partners II, LP	40,520,408	49.3%	0	40,520,408	0	40,520,408
Energy Capital Partners II-A, LP	40,520,408	49.3%	0	40,520,408	0	40,520,408
Energy Capital Partners II-B, LP	40,520,408	49.3%	0	40,520,408	0	40,520,408
Energy Capital Partners II-C (Summit IP), LP	40,520,408	49.3%	0	40,520,408	0	40,520,408
Energy Capital Partners II (Summit Co-Invest), LP	34,604,581	42.1%	0	34,604,581	0	34,604,581
SMLP Holdings, LLC	5,915,827	7.2%	0	5,915,827	0	5,915,827
Summit Midstream Partners, LLC	34,604,581	42.1%	0	34,604,581	0	34,604,581
Summit Midstream Partners Holdings, LLC	34,604,581	42.1%	0	34,604,581	0	34,604,581

SMPH is the record holder of 34,604,581 Common Units and SMLP is the record holder of 5,915,827 Common Units.

ECP is the general partner of ECP GP, which is the general partner of each of the ECP Funds, which collectively hold more than a majority of the membership interests in Summit and are entitled to appoint all the directors of Summit. Summit is the sole member of SMPH. Accordingly, ECP, ECP GP and the ECP Funds may be deemed to indirectly beneficially own the 34,604,581 common units held by Summit and SMPH.

The ECP Funds, other than ECP Summit Co-Invest, also hold all of the membership interests in SMLP. Accordingly, ECP, ECP GP and the ECP Funds, other than ECP Summit Co-Invest, may be deemed to indirectly beneficially own all of the Common Units held by SMLP.

(c)           Other than as described in Item 4, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

(d)           None.

(e)                                  Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Third A&R Partnership Agreement. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 866142102	13D

Item 7.           Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2

Third Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP dated as of March 22, 2019 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on March 22, 2019).

CUSIP No. 866142102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2019
Energy Capital Partners II, LLC

	By:	/s/ Enoch O. Varner
	Name:	Enoch O. Varner
	Title:	Counsel

Energy Capital Partners GP II, LP
By: Energy Capital Partners II, LLC, its general partner

	By:	/s/ Enoch O. Varner
	Name:	Enoch O. Varner
	Title:	Counsel

Energy Capital Partners II, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

	By:	/s/ Enoch O. Varner
	Name:	Enoch O. Varner
	Title:	Counsel

Energy Capital Partners II-A, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

	By:	/s/ Enoch O. Varner
	Name:	Enoch O. Varner
	Title:	Counsel

CUSIP No. 866142102	13D

Energy Capital Partners II-B, LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner
Name:	Enoch O. Varner
Title:	Counsel

Energy Capital Partners II-C (Summit IP), LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner
Name:	Enoch O. Varner
Title:	Counsel

Energy Capital Partners II (Summit Co-Invest), LP
By: Energy Capital Partners GP II, LP, its general partner
By: Energy Capital Partners II, LLC, its general partner

By:	/s/ Enoch O. Varner
Name:	Enoch O. Varner
Title:	Counsel

SMLP Holdings, LLC

By:	/s/ Enoch O. Varner
Name:	Enoch O. Varner
Title:	Vice President

CUSIP No. 866142102	13D

Summit Midstream Partners, LLC

By:	/s/ Brock M. Degeyter
Name: Brock M. Degeyter
Title: Executive Vice President, General Counsel and Chief Compliance Officer

Summit Midstream Partners Holdings, LLC

By:	/s/ Brock M. Degeyter
Name: Brock M. Degeyter
Title: Executive Vice President, General Counsel and Chief Compliance Officer

CUSIP No. 866142102	13D

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below.

Energy Capital Partners II, LLC

Managing Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Douglas W. Kimmelman	Managing Member	(1)	United States
Thomas K. Lane	Managing Member	(2)	United States
Andrew D. Singer	Managing Member	(3)	United States
Peter Labbat	Managing Member	(2)	United States
Tyler Reeder	Managing Member	(2)	United States

SMLP Holdings, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Thomas K. Lane	President / Chief Executive Officer	(2)	United States
Scott Rogan	Executive Vice President	(4)	United States
Jeffrey Spinner	Vice President	(4)	United States
Matthew Delaney	Vice President	(2)	United States
Enoch Varner	Vice President	(4)	United States

(1) 450 East Las Olas Boulevard, Suite 1400, Ft. Lauderdale, FL 33301

(2) 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078

(3) 12680 High Bluff Drive, Suite 400, San Diego, CA 92130

(4) 1000 Louisiana Street, 52nd Floor, Houston, TX 77002

Summit Midstream Partners, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Leonard Mallett	President, Chief Executive Officer and Chief Operations Officer	(1)	United States
Brock M. Degeyter	Executive Vice President, General Counsel and Chief Compliance Officer	(1)	United States
Brad Graves	Executive Vice President and Chief Commercial Officer	(1)	United States
Louise Matthews	Executive Vice President and Chief Administration Officer	(1)	United States
Marc Stratton	Executive Vice President and Chief Financial Officer	(1)	United States

CUSIP No. 866142102	13D

Summit Midstream Partners Holdings, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Leonard Mallett	President, Chief Executive Officer and Chief Operations Officer	(1)	United States
Brock M. Degeyter	Executive Vice President, General Counsel and Chief Compliance Officer	(1)	United States
Brad Graves	Executive Vice President and Chief Commercial Officer	(1)	United States
Louise Matthews	Executive Vice President and Chief Administration Officer	(1)	United States
Marc Stratton	Executive Vice President and Chief Financial Officer	(1)	United States

(1) 1790 Hughes Landing Blvd., Suite 500, The Woodlands, TX 77380